May 29, 2014

VIA EDGAR

United States
Securities and Exchange Commission

Washington, D.C.  20549

Attn:                    David Lin

Michael Clampitt

Re:                             River Valley Bancorp

Registration Statement on Form S-1

Filed April 17, 2014

File No. 333-195361

Dear Mr. Lin:

We have received your letter dated May 13, 2014, concerning comments on the above-referenced registration statement of River Valley Bancorp (the “Company”).  On behalf of the Company, set forth below are our responses to those comments.  For your convenience, we have reproduced your comments in bold below followed by our responses in regular type.

Registration Statement on Form S-1

General

1.                                      As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment.  In this regard, we note, without limitation, that the pro forma information in the table on page 35 remains outstanding.

As far as practicable, we have filled in the blanks that do not contain pricing-related information in this amendment.  We will disclose the number of shares of common stock being offered in an amendment to the registration statement filed prior to any distribution of the prospectus. We have updated the pro forma table on page 35 to include information based on certain assumptions set forth in the footnotes to the table.

2.                                      Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriter’s compensation.

We will provide the staff with our FINRA nonobjection letter before the registration statement becomes effective.

3.                                      Please provide the disclosure required by Item 505 of Regulation S-K or advise.

We respectfully submit that we do not believe Item 505 applies to this offering.  The Company’s common stock is currently traded on the Nasdaq Capital Market; accordingly, there is an established public trading market for the Company’s common stock, and we currently expect that there will be no material disparity between the anticipated offering price and the current market price of the Company’s common stock.

Prospectus Cover Page

4.                                      Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

We confirm that we will disclose the number of shares of common stock being offered in an amendment to the registration statement filed prior to any distribution of the prospectus.

Risk Factors, page 13

General

5.                                      We note that the introductory paragraph discusses the possibility of “additional risks and uncertainties not currently known” to you.  Please revise to delete this language, which is unnecessarily confusing.

We deleted this language.

6.                                      Mitigating statements are not appropriate in the risk factor discussion.  As examples only, we note that:

•                  in the first risk factor on page 13, you state that “[a]lthough we undertake a

•                  variety of efforts to manage and control [the risks we face]...”;

•                  in the first full risk factor on page 17, you state that “[a]lthough management believes that the allowance for loan losses is adequate to absorb probable incurred losses on any existing loans...”; and

•                  in the second risk factor on page 20, you state that “[a]lthough we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent [computer system] damage....”

Generally, you should limit your Risk Factors section to an identification and brief description of each material risk.  You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus.  Please revise your risk factors to remove all mitigating language.

We revised the risk factors to remove all mitigating language.

A downturn in the economy, particularly in southern Indiana..., page 14

7.                                      Please revise to provide more detailed information as to the population growth, income levels, real estate values or other similar indicators you feel are important to understanding your market, including quantification to the extent feasible.

We have revised the third risk factor to provide the requested information.

Use of Proceeds, page 30

8.                                      Revise to delete the word, “immediate” regarding plans to make material acquisitions or with a view of additional disclosures, advise the staff as to any plans that are not immediate.

We deleted the word “immediate” in the sections captioned “The Offering-Use of Proceeds” and “Use of Proceeds,” as well as in the risk factor labeled “We will retain broad discretion in using the net proceeds from this offering.”

Underwriting

Directed Share Program, page 52

9.                                      We note that the underwriter will reserve a certain percentage of the shares for sale directly to your “directors, officers, employees, customers, local community investors, business associates and related persons.” Please describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering.  For example, tell us how the prospective recipients and number of reserved shares are determined.  Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used.  Discuss the procedures these investors must follow in order to purchase the offered securities.  Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date?  How do the procedures for the directed share program differ from the procedures for the general offering to the public?

The Company and the underwriter, Keefe, Bruyette & Woods, Inc. (“KBW”), have agreed to reserve up to a certain percentage of the shares of common stock (the “Shares”) to be sold in the proposed offering at the public offering price for purchase by certain persons associated with the Company through a directed share program (the “Program”). We have not yet determined the number of Shares to be reserved for the Program. The actual number of Shares to be reserved will be disclosed in the preliminary red herring prospectus (the “Preliminary Prospectus”).  KBW, through its affiliate Stifel, Nicolaus & Company, Incorporated (“Stifel”), is administering the Program. Senior executives of the Company are in the process of identifying those persons who have business relationships with or who are otherwise affiliated with the Company or the Bank whom they would like to have the opportunity to participate in the Program (the “Invitees”). We have not yet determined, or identified to KBW/Stifel, all of the potential Invitees. The Company will allocate shares to the Invitees, and KBW/Stifel will handle the mechanics of distributing the Shares.

There has been no communication between the Company and KBW/Stifel on the one hand and Invitees on the other hand to date. Once an amendment to the S-1 including the Preliminary Prospectus is filed and we formally launch the offering, a FINRA-licensed registered representative from KBW/Stifel will contact the Invitees. Those individuals will receive an email with a cover letter describing the offering terms and the Program. Also included with that email will be a copy of the Preliminary Prospectus.  Invitees will also receive paperwork to complete to open a brokerage account at Stifel in the event the Invitee wants to participate in the Program. Invitees who choose to participate in the Program will be asked to submit non-binding indications of interest, and are not required to fund accounts prior to the effective date of the Registration Statement. All sales will occur post effectiveness of the Registration Statement and Program participants will only be required to fund prior to settlement date.

When the proposed offering is priced, the Company will determine the final allocation of Shares among those persons who submitted timely and proper indications of interest in participating in the Program. KBW/Stifel will then call each such person to confirm certain pertinent information, including the purchase price, the number of Shares allocated to such person, the person’s continued desire to participate in the Program, the number of Shares within the allocated amount, if any, they intend to purchase and such person’s account number. KBW/Stifel will send each person who, when the offering is priced, confirms his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale. Full payment of the purchase price for the Shares bought in the offering through the Program must be received by KBW/Stifel by the settlement date, which will be three or four business days after the pricing date of the proposed offering. No funds are required to be deposited into purchaser brokerage accounts in connection with the Program prior to that time.

The Program is part of the underwritten offering. Except for the selection of the Invitees, the use of materials that specifically related to the Program and the process described above, the Company believes the procedures for the Program are generally the same as the procedures for the general offering to the public, although the Company will determine the final allocation of Shares among those persons participating in the Program.  It is anticipated that the institutional and retail investors that will purchase Shares in the “general offering to the public” will be existing clients of KBW/Stifel.

Exhibits

10.                               Please file all missing exhibits, including the form of underwriting agreement and legality opinion with your next amendment or tell us when you plan to file these documents.  They are subject to the staff’s review and we will need time to conduct that review.

We have filed the current draft of the form of underwriting agreement and final legality opinion of Barnes & Thornburg LLP with this amendment.

In addition, we have updated the prospectus to provide first quarter 2014 summary financial results and to incorporate by reference the Company’s Form 10-Q for the quarter ended March 31, 2014.

We appreciate your review of our responses to your comments.  Should you have additional comments or questions, please contact me at 317-231-7231.

Sincerely,
/s/ CLAUDIA V. SWHIER
Claudia V. Swhier

cc:                               Matthew P. Forrester